Mail Stop 3561

February 20, 2008

By U.S. Mail and facsimile to (408) 748-5119

By U.S. Mail and facsimile to (972) 348-5330

Edward J. Heffernan
Executive Vice-President and Chief Financial Officer
Alliance Data Systems Corp.
17655 Waterview Parkway
Dallas, TX 75252

        Re: **Alliance Data Systems Corp.**
                    Definitive 14A
                    Filed April 27, 2007
                    File No. 1-15749

Dear Mr. Heffernan:

       We have reviewed your December 26, 2007 response to our comments of December 12, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

       If you have any further questions regarding our review of your filing, please call me at (202) 551-3357.

                                      Sincerely,

                                        Pam Howell
                                        Special Counsel